[KNIGHT CAPITAL GROUP, INC. LETTERHEAD]

July 27, 2007

Mr. Rufus Decker

Division of Corporate Finance

United States Securities and Exchange Commission

Mail Stop 7010

100 F Street, N.E.

Washington, D.C. 20549-7010

RE:	Knight Capital Group, Inc. (“Knight” or “the Company”)

Form 10-K for the year ended December 31, 2006

File No. 0001-14223

VIA EDGAR

Dear Mr. Decker,

I am writing in response to the comment letter of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”), dated June 22, 2007, relating to Knight’s Form 10-K for the year ended December 31, 2006 (“2006 Form 10-K”). For your convenience, we have reproduced below the full text of each of the Staff’s comments together with our responses.

In addition, we acknowledge to the Staff that:

•	Knight is responsible for the adequacy and accuracy of the disclosures in our filings;

•	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

•	Knight may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

General

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings, including your interim filings.

Response: Where requested in the comments from the Staff, we have provided proposed revised text below. Please note that, where proposed revised text is set forth below in our responses, underlined text indicates proposed additions to existing disclosures, while text that is struck through indicates proposed deletions to existing language. In cases where the relevant comment relates to a disclosure that is required for our quarterly filings, we will include revised disclosures in our future quarterly filings, beginning with our Form 10-Q for the quarter ended June 30, 2007. Where the relevant comment relates to a disclosure that is required for our annual filings, we will include revised disclosures in our future annual filings, beginning with our Form 10-K for the year ending December 31, 2007.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

General

2. Please provide a more robust discussion of changes in your financial condition. For example, the reasons for fluctuations in certain balance sheet line items from December 31, 2005 to December 31, 2006 (such as securities owned, securities sold, and other assets) are not clear from your MD&A disclosures. Refer to Item 303 (a) of Regulation S-K.

Response: In response to the Staff’s comment, we propose to enhance our discussion of changes in our financial condition in the MD&A section of our future filings to provide a more robust description of material changes in our financial condition. Please see Exhibit 1 for an example of our proposed disclosure.

Results of Operations, page 32

3. On page 34, you disclose employee compensation and benefits as a percentage of total revenues excluding certain gains. These amounts constitute non-GAAP measures. Please revise your MD&A for each period presented to remove these types of non-GAAP measures and instead discuss the changes between periods in your GAAP financial statement line items. Amounts that are a business reason for the change between periods, such as this item you refer to, should be discussed as one of the business reasons for the change in the applicable GAAP financial statement line item between periods. Please make the appropriate revisions.

Response: In response to the Staff’s comment, in future filings we will remove non-GAAP disclosures from our discussion of Other direct expenses on page 35 and include additional disclosure relating to the reason for the fluctuations between periods. Set forth below is a proposed revision to our MD&A disclosure on Employee Compensation:

Employee compensation and benefits expense increased 53.6% to $352.4 million in 2006, from $229.5 million in 2005. The increase was primarily due to stronger overall results, which led to higher profitability-based compensation, as well as additional compensation related to Direct Trading, Direct Edge, Hotspot and ValuBond. As a percentage of total revenue, Employee compensation and benefits increased slightly to 37.0% in 2006 from 36.2% in 2005. ~~Excluding gains from the sales of our ISE and Nasdaq investments, Employee compensation and benefits as a percentage of total revenues decreased slightly to 38.3% in 2006 from 39.6% in 2005.~~ The number of full time employees in our continuing operations increased to 844 employees at December 31, 2006, from 720 employees at December 31, 2005, primarily due to the acquisitions of Hotspot and ValuBond. Employee compensation and benefits expense fluctuates, for the most part, based on changes in our revenues, profitability and the number of employees.

Reconciliation of Total GAAP Expenses and Pre-Tax GAAP Income to Operating Expenses and Pre-Tax Operating Earnings, Respectively, page 38

4. You present non-GAAP measures titled “Pre-Tax GAAP Income,” “Operating Earnings,” and “Pre-Tax Operating Expenses” throughout the filing. Please remove these non-GAAP measures or address the following:

•

You state on page 38 that you have disclosed your Operating Expenses and Pre-Tax Operating Earnings to assist the reader in understanding the impact of writedown of assets and lease loss accrual and regulatory charges and related matters on your annual results for 2006, 2005 and 2004 by segment, thereby facilitating more useful period-to-period comparisons of your continuing businesses. Given that you have had similar occurrences of asset writedowns, lease loss accruals, and regulatory charges during each of the three years presented, it is not clear how you determined these charges were not reflective of your continuing businesses as well as how you determined it was appropriate to adjust these amounts in light of Item 10(e)(1)(ii)(B) of Regulation S-K. Please advise;

•

Given the apparent recurring nature of the amounts for which you have adjusted for in your presentation of these non-GAAP amounts, please expand your explanation of why you believe presentation of these non-GAAP financial measures provides useful information to investors regarding your results of operations in accordance with item 10(e)(1)(C) of Regulation S-K;

•	Please disclose any additional purposes, if any, for which you use these non-GAAP financial measures. Refer to Item 10(e)(1)(ii)(D) of Regulation S-K; and

•	The titles used for these non-GAAP measures appear confusingly similar to the GAAP equivalents. Please revise the titles used. Refer to Item 10(e)(1)(ii)(E) of Regulation S-K.

Response: We originally included the Reconciliation of Total GAAP Expenses and Pre-Tax GAAP Income to Operating Expenses and Pre-Tax Operating Earnings in our Form 10-K for the year ended December 31, 2004 to assist the reader in understanding the effect on Knight’s financial statements of a nonrecurring $79.3 million regulatory charge recorded in 2004. Although this material charge is described in detail in the notes to our consolidated financial statements (Note 13. Regulatory Charges and Related Matters), we believe that due to the nonrecurring and unusual nature, and material size of this charge, the reader of the financial statements would benefit from our disclosure of earnings and expenses excluding such charge (e.g., Pre-Tax Operating Earnings and Operating Expenses, respectively). Furthermore, in 2002 and 2003, the Company incurred significant lease loss accruals which were material to the Company’s financial results. For consistency purposes the Company has continued to provide disclosure of these non-GAAP measures to help our investors compare current year results with the results from our historical periods.

In response to the Staff’s comment and because the material regulatory charge incurred in 2004 and lease loss accruals in 2002 and 2003 will not be included in any future filings, we will remove these non-GAAP measures from future filings.

Critical Accounting Policies

Strategic Investments, page 42

5. You state that the fair value of investments recorded in your broker-dealer subsidiaries, for which a quoted market or dealer price is not available for the size of your investment, is based on managements’ estimate. Please disclose in greater detail the methods that you use to estimate the fair value amounts of these investments with no ready market as well as the amount of these investments recorded as of each balance sheet date. See paragraphs 12 to 14 of SOP 94-6 and paragraphs 4.68 to 4.71 of the AICPA Audit and Accounting Guide for Brokers and Dealers in Securities. Your disclosures should include the following:

•	Explanations of each of the models/techniques used to estimate fair value of the investments;

•	Detailed discussion of the material estimates and assumptions used in each of the models;

•	Sensitivity analysis of the material estimates and assumptions for each of the models used on the fair value of the investments; and

•	A sensitivity analysis of the impact material changes in estimates and assumptions in estimating the fair value of the investments could have on your financial results.

Please also refer to Section 501.14 of the Financial Reporting Codification for guidance. Please also expand your disclosure regarding your determination of the fair value of these investments in the notes to the financial statements.

Response: We included this critical accounting policy in our financial statements beginning in 2002 to address our strategic investment in common shares and warrants of Nasdaq, Inc. which was held by one of our broker-dealer subsidiaries through the beginning of 2005. Knight sold this strategic investment in 2005 and as of the date of the Consolidated Statements of Financial Condition presented in the 2006 Form 10-K (i.e., December 31, 2005 and 2006), Knight did not hold any investments accounted for under the above policy. As such, we will not include any reference to this policy in our future filings.

6. Please provide the disclosures required by paragraph 20 of APB Opinion No. 18.

Response: As of the dates of the balance sheets presented in the 2006 Form 10-K, we did not own any investments in common stock accounted for under APB 18. The $49.4 million of Strategic Investments reported on our December 31, 2006 balance sheet consisted of the following:

•	$32.3 million short-term investment in liquid hedge funds carried at fair value,

•	$12.2 million in LLC and LP investments accounted for under the equity method pursuant to SOP 78-9 and EITF Topic D-46,

•	$4.6 million of investments in common stock in less than 20% investees—held at cost, and

•	$0.3 million of warrants in a publicly traded entity.

The $12.2 million of investments accounted for under the equity method is comprised of five separate LLC/LP investments, which we do not believe to be material (in aggregate they are less than 0.6% of assets at December 31, 2006 and the largest individually is less than 0.2% of assets at December 31, 2006. As these investments are not material and because APB 18 does not apply to investments in LLCs and LPs, we respectfully submit that the APB Opinion No. 18 paragraph disclosures are not useful to the reader.

Consolidated Financial Statements

Consolidated Statements of Operations, Page 53

7. Please separately disclose interest and dividend income and interest and dividend expense. Refer to Exhibit 4-4 of the AICPA Accounting and Audit Guide for Brokers and Dealers in Securities and Rule 9-04 of Regulation S-X.

Response: In our 2006 Form 10-K, we reported “Interest and dividends, net” on the face of our Consolidated Statements of Operations. This line item consists primarily of interest income, but is net of a relatively small amount of third party interest expense incurred by one of our UK subsidiaries. For the year ended December 31, 2005 a dividend from one of our strategic investments of $910,000 is also included in this line item.

As a market-maker, Knight conforms to industry reporting practices and reports dividend income on its trading securities owned and dividend expense on its securities sold, not yet purchased, within our market-making activities as a component of “Net trading revenue”.

In response to the Staff’s comment, since our interest expense has not been material in any year, we propose to enhance our disclosures in our future filings to include footnote disclosure of the amount of interest expense which has been netted against our interest income. Additionally, since our dividends from strategic investments have not been material in any year and are generally not recurring, we propose to exclude them from the interest line item in future filings and instead either include them in “Other Income” or in their own line item, depending upon their materiality. We also propose to enhance our disclosures relating to dividends on our securities inventory within our market-making activities to make clear that such dividends are included in “Net trading revenue”.

Based on the above, we propose to enhance our Significant Accounting Policies footnote as follows:

Market-making and sales activities

Securities owned and securities sold, not yet purchased, which primarily consist of listed and OTC equities traded within our market making activities, are carried at market value and are recorded on a trade date basis. Net trading revenue (trading gains, net of trading losses) and commissions (which includes commission equivalents earned on institutional client orders) and related expenses are also recorded on a trade date basis. The Company records interest income net of transaction-related interest charged by clearing brokers for facilitating the settlement and financing of securities transactions. Interest expense, which has been netted against interest income on our Consolidated Statements of Operations, was $1.5 million, $623,000 and $140,000 for the years ended December 31, 2006, 2005 and 2004, respectively.

Dividend income and expense relating to securities owned and securities sold, not yet purchased derived from our market making activities are included as a component of “Net trading revenue.”

Notes to the Financial Statements

General

8. Please provide the disclosures required by paragraphs 51 through 55 of SFAS 141. These disclosures should include a clear discussion of any remaining potential contingent payments that could be required to be made in the future related to each acquisition.

Response: During the periods covered by our 2006 Form 10-K, we made four acquisitions of businesses. Although we do not believe that any of these acquisitions were individually material, it is possible that they could be considered material in the aggregate and, as such, the disclosures required by paragraph 53 of SFAS 141 may be appropriate. Please see Exhibit 2 for the disclosure that we propose to include in the Significant Accounting Policies footnote in future filings.

Note 2. Significant Accounting Policies

Asset Management Fees, page 58

9. Please expand your discussion about the recognition of incentive fees related to management fee arrangements. Please confirm to us that you account for all of these incentive fees using Method 2 of EITF Topic Number D-96, which is to record as revenue the amount that would be due at any point in time. Please also disclose the terms of these arrangements that include incentive fees, including:

•	When amounts are paid including whether they are paid at the end of the measurement period; and

•	Whether there are any situations in which you could be required to payback any of the amounts.

Please also disclose any revenue amounts recorded that is at risk due to future performance contingencies. Refer to EITF Topic Number D-96.

Response: In response to the Staff’s comment, in our future filings we will expand our discussion about the recognition of incentive fees. Please see Exhibit 3 for the disclosure we propose to include in our “Significant Accounting Policies” footnote in future filings.

Note 5. Goodwill and Intangible Assets

10. For each component of your intangible assets, please provide us with a summary, in a tabular format, of the following as of December 31, 2006:

•	Quantification of the gross and net asset amount

•	Description of how the intangible arose (i.e., if acquired, which acquisition it pertains to; and

•	Number of years over which the intangible is being amortized.

Response: In response to the Staff’s comment, we will include the requested disclosures in future filings. Please see Exhibit 4 for the disclosure that we propose to include in future filings.

Note 6. Investment in Deephaven-Sponsored Funds and Strategic Funds, page 62

11. Please help us further understand your accounting of your investment in the Deephaven-Sponsored Funds. Please provide us with a summary of the rights and obligations that you have to the funds. Please tell us what consideration was given to FIN 46( R) and EITF 04-5 in accounting for your investment in these funds.

Response: Although one of our wholly owned subsidiaries, Deephaven Capital Management LLC (“Deephaven Management”) is the general partner in Deephaven funds which are structured as limited partnerships (“LPs”) and the managing member of funds which are structured as domestic limited liability companies (“LLCs”), both our corporate and our deferred compensation plan investments in the Deephaven funds are as limited partners or non-managing members, respectively, with rights and obligations similar to those of third party investors. In response to the Staff’s comment, we will clarify our disclosure in future filings to make clear that our investments are held in the capacity of limited partners or non-managing members. Please see Exhibit 5 for the disclosure that we propose to include in future filings.

We have performed a FIN 46(R) analysis of the Deephaven-sponsored funds which are LPs and LLCs and have concluded that none of them would be considered variable interest entities as defined in FIN 46(R). We have also concluded that pursuant to EITF 04-5 Knight does not “control” any of the funds as the limited partners or limited liability company members have substantive kick-out rights whereby they can remove Deephaven Management as the general partner/managing member without cause by a simple majority vote.

Note 11. Commitments and Contingent Liabilities, page 64

12. Please disclose how you account for (a) step rent provisions and escalation clauses and (b) capital improvement funding and other lease concessions, which may be present in your leases. Paragraph 5.n. of SFAS 13, as amended by SFAS 29, discusses how lease payments that depend on an existing index or rate, such as the consumer price index or the prime interest rate, should also be included in your minimum lease payments. If, as we assume, they are taken into account in computing your minimum lease payments and the minimum lease payments are recognized on a straight-line basis over the minimum lease term, the note should so state. If our assumption is incorrect, please tell us how your accounting complies with SFAS 13 and FTB 88-1.

Response: The assumption that escalation clauses and other lease concessions in our leases are taken into account in computing our minimum lease payments and that the minimum lease payments are recognized on a straight-line basis over the minimum lease term is correct.

In response to the Staff’s comment, we would propose to enhance our disclosure in our Commitments and Contingent Liabilities footnote in future filings as follows:

The Company leases office space under noncancelable operating leases. Certain office leases contain fixed escalation clauses. The Company follows SFAS No. 13 Accounting for Leases, as clarified by Emerging Issues Task Force and Financial Accounting Standards Boards Technical Bulletins, which states that rent expense under operating leases with fixed rent escalations, lease incentives and free rent periods should be recognized on a straight-line basis over the lease term beginning on the date the lessee takes possession of or controls the use of the space, including during free rent periods.

*        *        *

Please contact me at (201) 222-9400 with any further questions or comments.

Sincerely,

/s/ John B. Howard

John B. Howard

Senior Managing Director and Chief Financial Officer

Exhibit 1

Liquidity, Financial Condition and Capital Resources

Financial Condition

We have historically maintained a highly liquid balance sheet, with a substantial portion of our total assets consisting of cash, highly liquid marketable securities, short term receivables and corporate investments in our Deephaven Funds. As of December 31, 2006, we had $2.0 billion in assets, 70% of which consisted of cash or assets readily convertible into cash, principally receivables from brokers and dealers, asset management fees receivable and securities owned. Asset management fees receivable includes incentive and management fees earned for sponsoring and managing the Deephaven Funds. Receivables from brokers and dealers include interest bearing cash balances held with clearing brokers, including, or net of, amounts related to securities transactions that have not yet reached their contracted settlement date, which is generally within three business days of the trade date. Securities owned principally consist of equity securities that trade in Nasdaq, on the OTC Bulletin Board and on the NYSE and AMEX markets. Other assets primarily represent deferred tax assets, investments in the Deephaven Funds related to employee and director deferred compensation plans, deposits and miscellaneous receivables.

Total assets increased $612.2 million, or 43%, from $1.4 billion at December 31, 2005 to $2.0 billion at December 31, 2006. Total liabilities increased $473.2 million, or 80%, from $592.6 million at December 31, 2005 to $1.1 billion at December 31, 2006. The majority of the growth in assets and liabilities relate to increases in Securities owned and Securities sold, not yet purchased, as well as receivables from, and payables to, brokers and dealers, arising from higher volumes and an increase in the size and automation of our market making activities and trade execution services. Other assets increased by $46.3 million, or 66%, from $70.1 million at December 31, 2005 to $116.4 million at December 31, 2006 due to an increase in investments and deferred tax assets related to our employee deferred compensation plans. Stockholders’ equity increased $139.0 million, or 17%, from $823.4 million at December 31, 2005 to $962.5 million at December 31, 2006. The increase in Stockholders’ equity from the prior year was a result of our net income earned during 2006, offset by our stock repurchases during the year.

Liquidity and Capital Resources

Historically, we have financed our business primarily through cash generated by operations, as well as the proceeds from our stock issuances and, in 2004, from the proceeds of the sale of our Derivative Markets segment. ~~As of December 31, 2006, we had $2.0 billion in assets related to our continuing operations, 70% of which consisted of cash or assets readily convertible into cash, principally receivables from brokers and dealers, asset management fees receivable and securities owned. Asset management fees receivable includes incentive and management fees earned for sponsoring and managing the Deephaven Funds. Receivables from brokers and dealers include interest bearing cash balances held with clearing brokers, including, or net of, amounts related to securities transactions that have not yet reached their contracted settlement date, which is generally within three business days of the trade date. Securities owned principally consist of equity securities that trade in Nasdaq, on the OTC Bulletin Board and on the NYSE and AMEX markets.~~ At December 31, 2006, the Company had net current assets, which consists of net assets readily convertible into cash, of approximately $345.9 million. Our corporate investment in the Deephaven Funds was $187.6 million at December 31, 2006. The majority of this investment can be liquidated upon request to Deephaven subject to a ninety-day written notification period and monthly redemption limits.

The Company has previously disclosed its intent to pursue selective acquisitions of (or possible joint ventures with) complementary businesses primarily in the markets in which our Global Markets and Asset Management segments operate. We expect to fund the purchase price of any such acquisition with our current cash position or, in some cases, through the issuance of the Company’s stock or debt.

In June 2005, the Company acquired, for cash, the business of Direct Trading Institutional, Inc. (now operating as Direct Trading). In October 2005, the Company acquired, for cash, the business of the ATTAIN ECN. This business currently operates under the name Direct Edge. In 2006, the Company paid $15.5 million relating to contingent payment obligations incurred in the acquisition of these two businesses. The acquisition of the business of Direct Trading contains an additional contingent payment due in the third quarter of 2007 based on the profitability of that business during the second year of operation after acquisition, such contingency payment is expected to be less than $12.5 million. ~~and the~~ The acquisition of Direct Edge contains three additional annual contingent payments based on meeting certain revenue and client retention metrics; the maximum amount of the three remaining contingency payments, in the aggregate, is $4.15 million. In April 2006, the Company acquired, for $77.5 million in cash, Hotspot FX, Inc. In October 2006, the Company acquired, for $18.2 million in cash, ValuBond, Inc. No assurance can be given with respect to the business effect of these transactions or the timing, likelihood or business effect of any other possible transactions.

As discussed elsewhere in this document, we sold our Derivative Markets business for approximately $237 million in cash in December 2004. The final purchase price was subject to adjustment based on the final determination of the book value of the Derivative Markets business at the time the deal closed. In 2005, the result of this adjustment and other expenses related to the sale resulted in a gain of $122,000, net of tax.

Income (loss) from continuing operations before income taxes was $256.5 million, $105.2 million and ($514,000) for 2006, 2005 and 2004, respectively. Included in these amounts were certain non-cash expenses such as depreciation and amortization and certain non-cash writedowns. Depreciation expense from continuing operations was $15.8 million, $14.6 million, and $13.6 million in 2006, 2005 and 2004, respectively. Amortization expense from continuing operations, which related to intangible assets, was $4.8 million, $1.8 million and $605,000 during 2006, 2005 and 2004, respectively. Non-cash writedowns from continuing operations were $200,000, $800,000 and $1.2 million during 2006, 2005 and 2004, respectively, primarily related to costs associated with fixed assets no longer actively being used and impaired strategic investments.

Capital expenditures related to our continuing operations were $13.0 million, $25.7 million and $40.2 million during 2006, 2005 and 2004, respectively. Purchases of strategic investments were $38.8 million, $3.7 million and $8.9 million and proceeds from sale of strategic investments were $33.1 million, $74.0 million and $0 during 2006, 2005 and 2004, respectively.

Acquisitions of businesses, net of cash acquired, were $95.8 million, $45.1 million and $2.5 million during 2006, 2005 and 2004, respectively. Strategic investments and acquisition expenditures primarily relate to outside investments and acquisitions of businesses in support of the development and growth of our business. Our corporate investment in the Deephaven Funds decreased by $94.1 million during 2006, but increased by $66.3 million and $17.7 million during 2005 and 2004, respectively. The change in the balance of our corporate investment in the Deephaven Funds in 2006 primarily relates to net redemptions of $128.3 million offset in part, by positive returns on our investments of $34.2 million.

At its April 18, 2006 meeting, the Board of Directors authorized an increase in the size of the Company’s stock repurchase program from $345 million to $495 million. The Company repurchased 4.1 million shares under the stock repurchase program during 2006 for $71.0 million. Through December 31, 2006, the Company had repurchased 41.7 million shares for $366.9 million under its stock repurchase program. The Company may repurchase shares in the open market or through privately negotiated transactions, depending on prevailing market conditions, alternative uses of capital and other factors. The Company cautions that there are no assurances that any further repurchases may actually occur. The Company had approximately 103.7 million shares of Class A Common Stock outstanding as of December 31, 2006.

We have no long-term debt at December 31, 2006 nor do we have any material long-term debt commitments for 2007. We anticipate that available cash resources and credit facilities will be sufficient to meet our anticipated working capital and capital expenditure requirements for at least the next 12 months.

Regulatory Net Capital

Our U.S. registered broker-dealers are subject to regulatory requirements intended to ensure the general financial soundness and liquidity of broker-dealers and requiring the maintenance of minimum levels of net capital, as defined in SEC Rule 15c3-1. These regulations also prohibit a broker-dealer from repaying subordinated borrowings, paying cash dividends, making loans to its parent, affiliates or employees, or otherwise entering into transactions which would result in a reduction of its total net capital to less than 120% of its required minimum capital. Moreover, broker-dealers are required to notify the SEC and NASD prior to repaying subordinated borrowings, paying dividends and making loans to its parent, affiliates or employees, or otherwise entering into transactions, which, if executed, would result in a reduction of 30% or more of its excess net capital (net capital less minimum requirement). The SEC has the ability to prohibit or restrict such transactions if the result is detrimental to the financial integrity of the broker-dealer. Our foreign registered broker-dealers and our FCM are subject to capital adequacy requirements of their respective regulatory authorities. As of December 31, 2006, all of our broker-dealers were in compliance with the regulatory rules. The following table sets forth the net capital levels and requirements for the following significant regulated broker-dealer subsidiaries at December 31, 2006, as filed in their respective regulatory filings (in millions):

Entity	Net Capital	Net Capital Requirement	Excess Net Capital
KEM	$ 80.4	$ 7.0	$ 73.4
KCM	51.4	1.0	50.4
KEMIL	22.1	8.0	14.1
Direct Trading	11.0	0.4	10.6

Exhibit 2

Acquisitions

During 2006, we acquired the following two businesses within our Global Markets segment for a total of $95.7 million in cash:

•

Hotspot, a leading electronic foreign exchange marketplace that provides access to electronic foreign exchange spot trade executions through an advanced ECN-based platform. One Hotspot subsidiary is regulated by the FSA and another Hotspot subsidiary is a Futures Commission Merchant (“FCM”) registered with the Commodity Futures Trading Commission (“CFTC”) and is a member of the National Futures Association (“NFA”); and

•	ValuBond, a privately held firm that provides electronic access and trade execution products for the fixed income market.

Goodwill and Intangible assets recognized upon closing of these transactions amounted to $69.8 million and $38.7 million, respectively. Intangible assets primarily consist of customer relationships and trade names. As these acquisitions were structured as stock purchases, none of the goodwill is expected to be deductible for tax purposes. Please refer to note 5. Goodwill and Intangible Assets for further details.

During 2005, we acquired the following two businesses within our Global Markets segment for a total of $50.35 million in cash:

•	Direct Trading, a privately held firm specializing in providing institutions with direct market access trading through an advanced electronic platform (Knight Direct); and

•

ATTAIN ECN (now operating as Direct Edge), an alternative trading system that operates an electronic communications network (“ECN”). The Direct Edge ECN provides a liquidity destination with the current ability to match trades in Nasdaq National Market, Nasdaq Small Cap and NYSE and AMEX listed securities and displays orders in the Nasdaq Market Center or the NASD Alternative Display Facility.

Goodwill and Intangible assets recognized upon closing of these transactions amounted to $28.5 million and $20.0 million, respectively. Intangible assets primarily consist of customer relationships and trade names. Please refer to note 5. Goodwill and Intangible Assets for further details.

During 2006, we paid additional consideration with respect to the acquisition of these businesses of $15.5 million, which increased goodwill relating to these acquisitions to $44.0 million, which is expected to be fully deductible for tax purposes as these acquisitions were structured as asset purchases. One additional contingent purchase payment is due in the third quarter of 2007 with respect to the acquisition of Direct Trading which is expected to be less than $12.5 million and three additional contingent payments are due in the fourth quarter of

2007, 2008, 2009 and 2010 with respect to Direct Edge (which in aggregate will not exceed $4.15 million). These contingent payments are based upon the profitability of the relevant businesses during future periods.

Exhibit 3

Asset management fees

Deephaven earns asset management fees for ~~sponsoring and~~ managing the Deephaven Funds. Management ~~These~~ fees, which are received monthly, are recorded ~~monthly~~ as earned and are calculated as a percentage of each Deephaven Funds’ monthly net assets.

Incentive Allocation Fees are earned based upon the performance of the Deephaven Funds and are calculated based upon a ~~, plus a~~ percentage of a new high net asset value ~~(the “Incentive Allocation Fee”)~~, as defined in the applicable private placement offering memorandum, for any six month performance period ended June 30th or December 31st. A new high net asset value is defined as the amount by which the net asset value of an investor’s account in the particular Deephaven fund exceeds the greater of either the investor’s highest previous net asset value in that Deephaven fund or the net asset value at the time the investor made a purchase.

The Company records Incentive Allocation Fees in accordance with Method 2 of EITF D-96. Under this methodology, the Company recognizes Incentive Allocation Fee income for each interim period based upon the amount that would be due if the investment advisory relationship with the Deephaven Funds were terminated at the end of such period.

The Incentive Allocation Fee may increase or decrease during the year based on the performance of the Deephaven Funds. As such, the Incentive Allocation Fee, in certain circumstances, may be negative for certain periods, but not lower than zero for any six-month performance period ended June 30 or December 31~~on a year-to-date basis~~. Incentive Allocation Fees are paid upon the close of each six month performance period, and are not subject to repayment (i.e., clawback) once such performance period has closed.

Exhibit 4

Proposed Change:

Goodwill	December 31,
	2006	2005
Purchase of Trimark	$10.1	$10.1
Purchase of Tradetech	3.0	3.0
Purchase of Donaldson business	3.6	3.6
Buyout of Roundtable Investors	2.5	2.5
Purchase of ATTAIN ECN business	10.6	7.8
Purchase of Direct Trading business	33.4	20.7
Purchase of Hotspot business	55.7	-
Purchase of Valubond business	14.1	-

Total	$133.0	$47.7

Intangible Assets (A)		December 31,
		2006	2005
Trade names (1)	Gross carrying amount	$9.8	$5.7
	Accumulated amortization	(0.6)	(0.2)

	Net carrying amount	9.2	5.5

Customer relationships (2)	Gross carrying amount	$51.9	$25.9
	Accumulated amortization	(5.4)	(2.0)

	Net carrying amount	46.5	23.9

Non-Compete agreements (3)	Gross carrying amount	$2.2	$0.2
	Accumulated amortization	(0.7)	(0.1)

	Net carrying amount	1.6	0.2

Technology (4)	Gross carrying amount	$6.8	$0.2
	Accumulated amortization	(0.5)	(0.1)

	Net carrying amount	6.3	0.1

Domain name rights (5)	Gross carrying amount	$0.2	$0.2
	Accumulated amortization	(0.1)	(0.1)

	Net carrying amount	0.1	0.1

Total	Gross carrying amount	$70.9	$32.2
	Accumulated amortization	(7.2)	(2.4)

	Net carrying amount	63.7	29.8

(1) - Trade names relate to the Donaldson, Direct Trading, Hotspot and ValuBond acquisitions. As of Dec 31, 2006, the weighted average remaining life is approximately 26 years.

(2) - Customer relationships relate to the Donaldson, Direct Trading, and Hotspot acquisitions. As of Dec 31, 2006, the weighted average remaining life is approximately 17 years. Lives may be reduced depending upon actual retention rates.

(3) - Non-Compete agreements relate to the Direct Trading and Hotspot acquisitions. At Dec 31, 2006, the weighted average remaining life is approximately 2 years.

(4) - Technology relate to the Donaldson, Hotspot and ValuBond acquisitions. At Dec 31, 2006, the weighted average remaining life is approximately 6 years.

(5) - Domain name rights relate to the Direct Edge acquisition and the acquisition of other domain names used by the Company. As of At Dec 31, 2006, the weighted average remaining life is approximately 3 years.

(A) - As a Company total, the weighted average remaining life at December 31, 2006 is approximately 17 years.

Exhibit 5

6. Investment in Deephaven-Sponsored Funds and Strategic Investments

The Company’s wholly-owned subsidiary, Deephaven, is the registered investment adviser and sponsor of the Deephaven Funds, which engage in various trading strategies involving equities, debt instruments and derivatives. The underlying investments in the Deephaven Funds are carried at market value. Of the $4.2 billion and $2.9 billion of assets under management in the Deephaven Funds as of December 31, 2006 and 2005, respectively, the Company had corporate investments as a limited partner or non-managing member of $187.6 million and $281.7 million, respectively. Other assets on the Consolidated Statements of Financial Condition at December 31, 2006 and 2005 included $31.6 million and $17.2 million, respectively, of investments as a limited partner or non-managing member in the Deephaven Funds related to employee and director deferred compensation plans. Certain officers, directors and employees of the Company held direct investments of approximately $6.2 million and $3.7 million as limited partners or non-managing members in the Deephaven Funds, in the aggregate, as of December 31, 2006 and 2005, respectively.

Included in Investment income and other on the Company’s Consolidated Statements of Operations is income from the Company’s corporate investments in the Deephaven Funds of $34.2 million, $16.3 million and $12.8 million for 2006, 2005 and 2004, respectively.

In connection with the sale of the Derivative Markets business at the end of 2004 (see Footnote 9, “Discontinued Operations”) and in light of the reorganization of the Company’s business segments, the Company transferred its investments in the International Securities Exchange, Inc. (“ISE”) and the Nasdaq Stock Market, Inc. (“Nasdaq Inc.”), which were previously held by its broker-dealer subsidiaries, to a corporate investment holding company. During the first quarter of 2005, these equity investments became marketable and, accordingly, were accounted for as equity securities under SFAS No. 115 Accounting for Certain Investments in Debt and Equity Securities and were classified as available-for-sale securities. In conjunction with the ISE’s initial public and secondary offerings, the Company sold approximately 70% of its original equity investment in the ISE during 2005 for $41.1 million. Based on an original cost of $6.9 million, the Company recognized a pre-tax gain of $34.2 million. The Company sold its entire Nasdaq Inc. equity investment during 2005 for $36.9 million. Based on an adjusted cost of $15.2 million, the Company recognized a pre-tax gain of $21.7 million on the Nasdaq Inc. sale. In 2006 the Company sold its remaining shares of the ISE, having a cost basis of $2.9 million, for $33.1 million, resulting in a pre-tax gain of $30.1 million. The gains on the sales of the ISE and Nasdaq Inc. investments are included in Investment income and other on the Company’s Consolidated Statements of Operations.